Yumba Records Storage, Inc.
H. No FF-2, First Floor
Rosemina Arcade, Malbhat
Margao, State of Goa, India 403601

May 30, 2019

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

Attention: John Stickel

Dear Sirs:

Re: Registration Statement on Form S-1 (File No. 333-226981)

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, as amended, such that it be deemed effective on Monday, June 3, 2019 at 9:00am (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Chasma Mulla

Chasma Mulla, President and C.E.O.
Yumba Records Storage, Inc.